Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

July 19, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Mara L. Ransom Assistant Director

Re:	Sprouts Farmers Markets, LLC Registration Statement on Form S-1 (File No. 333-188493)

Dear Ms. Ransom:

On behalf of our client, Sprouts Farmers Markets, LLC (the “Company”), set forth below is the Company’s response to the letter dated July 17, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to Amendment No. 2 to the Company’s Registration Statement on Form S-1, File No. 333-188493, as amended (the “Registration Statement”) filed with the Commission on July 3, 2013 (the “Second Amendment”). The Company is filing Amendment No. 3 to the Registration Statement (the “Third Amendment”), which includes revisions made to the Registration Statement in response to the Comment Letter, simultaneously with this letter.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Second Amendment, while the page numbers in the Company’s responses refer to page numbers in the Third Amendment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Third Amendment.

Notes to Unaudited Condensed Consolidated Statement of Operations, page 57

Note 2. Pro Forma for Sunflower Transaction, Adjustment (b), page 58

1.	We note your response to comment 2 in our letter dated June 27, 2013. Your revised disclosure on page 58 is broad in terms of explaining the decrease in depreciation. Please provide more robust disclosure so that a reader clearly understands the circumstances that resulted in decreased depreciation.

Response: In response to this comment, the Company has revised its disclosure. Please see page 60 of the Third Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

July 19, 2013

Note 2. Pro Forma for Sunflower Transaction, Adjustment (h), page 59

2.	We note your response to comment 3 in our letter dated June 27, 2013 that the impact on depreciation expense for the thirteen weeks ended April 1, 2012 from the decreased asset values was outweighed by additional depreciation expense related to the adjustment of useful lives. So that we can better understand why this was not the case for the period ended December 31, 2012 please provide us with a mathematical example in your response.

Response: In response to this comment, the Company supplementally advises the Staff that, as discussed in the previous response letter dated July 3, 2013, the Sunflower Transaction pro forma depreciation adjustment reflects the impact of the change in useful lives of the assets acquired as well as a revaluation of the assets at the acquisition date. The combination of these factors led to a pro forma depreciation adjustment that increased depreciation expense in the thirteen weeks ended April 1, 2012 and produced a pro forma adjustment to depreciation expense that decreased depreciation expense for the fiscal year ended December 30, 2012.

In order to assist the Staff in understanding how this pattern could occur, the Company is providing below an example of a fact pattern that produces the result of increased depreciation in the thirteen weeks ended April 1, 2012 and decreased depreciation for the fiscal year ended December 30, 2012. Please note that this example is for illustration purposes only and is not meant to be representative of all assets acquired in the Sunflower Transaction.

Original Cost	$120,000
Original (pre-comb) useful life (mos.)	120

Beg. of F12 carrying value	$24,000
Beg. of F12 remaining useful life (mos.)	24

Carrying value - date of acquisition	$19,000	Reflects 5 mos. depreciation in F12 before transaction
Remaining useful life -date of acquisition (mos.)	19	Reflects 5 mos. depreciation in F12 before transaction

Fair value at acquisition date	$12,000	$(7,000) decrease in value, or 37%
Remaining useful life of acquired asset (mos.)	10	decrease in remaining useful life

	Q1	Q2	Q3	Q4	F12
Pre-combination depreciation	3,000	2,000	—	—	5,000
Post-combination depreciation	—	1,200	3,600	3,600	8,400

Combined depreciation	3,000	3,200	3,600	3,600	13,400

Pro forma depreciation (beg. of year transaction)	3,600	3,600	3,600	1,200	12,000

Pro forma adjustment	600	400	—	(2,400)	(1,400)

United States Securities and Exchange Commission

Division of Corporation Finance

July 19, 2013

Exhibit 5.1

3.	Prior to the effectiveness of the registration statement, please file an opinion of counsel to the effect that the Secondary Shares are validly issued, fully paid and non-assessable. In this regard, we note that the opinion dated July 3, 2013 is expressed in terms of “will be” instead of “are.” For additional guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19, which is available on our website.

Response: The Company acknowledges the Staff’s comment and will file an opinion of counsel responsive to the Staff’s comment prior to requesting the acceleration of the effectiveness of the Registration Statement.

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If you have any questions, please contact the undersigned at (212) 309-6843 or Jeff Letalien at (212) 309-6763.

Very truly yours,

/s/ Howard Kenny

cc:	Sprouts Farmers Markets, LLC